UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CBS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class B Common Stock, $0.001 Par Value

(Title of Class of Securities)

1248572 02

(CUSIP Number of Class of Securities)

Lawrence P. Tu

Senior Executive Vice President and Chief Legal Officer

CBS Corporation

51 West 52nd Street

New York, New York 10019

(212) 975-4321

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,907,891,077	$374,537

(1)	This valuation assumes the exchange of up to 97,000,000 shares of common stock, par value $0.01 per share (the “Outdoor Americas common stock”), of CBS Outdoor Americas Inc., a Maryland corporation, for shares of Class B common stock, $0.001 par value (the “CBS Class B common stock”), of CBS Corporation. This valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, and is based on the product of (i) $60.67, the average of the high and low sale prices of Outdoor Americas common stock on the New York Stock Exchange on June 10, 2014 and (ii) 47,929,637, the maximum number of shares of Outdoor Americas common stock to be exchanged in the exchange offer.
(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $374,537	Filing Party: CBS Outdoor Americas Inc.
Form or Registration No.: Registration Statement on Form S-4 (No. 333-196652).	Date Filed: June 11, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐ If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by CBS Corporation (“CBS”), a Delaware corporation. This Schedule TO relates to the offer by CBS to exchange up to 97,000,000 shares of common stock, par value $0.01 per share (“Outdoor Americas common stock”), of CBS Outdoor Americas Inc. (“Outdoor Americas”), a Maryland corporation, for shares of CBS Class B common stock, $0.001 par value (“CBS Class B common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated June 11, 2014 (the “Prospectus”) and the related Letter of Transmittal and instructions thereto (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Outdoor Americas has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (Registration No. 333-196652) (the “Registration Statement”) to register the shares of Outdoor Americas common stock offered in exchange for shares of CBS Class B common stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “Summary” are incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is CBS Corporation. The principal executive offices of CBS are located at 51 West 52nd Street, New York, New York 10019. Its telephone number at such office is (212) 975-4321. Reference is made to the information set forth under the heading “Summary—The Companies” in the Prospectus, which is incorporated herein by reference.

(b) Securities. Shares of CBS Class B common stock are the subject securities in the Exchange Offer. Reference is made to the information relating to CBS Class B common stock set forth under the heading “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which is incorporated herein by reference. As of May 26, 2014, 531,584,501 shares of CBS Class B common stock were outstanding.

(c) Trading Market and Price. Reference is made to the information relating to CBS Class B common stock set forth under the heading “Summary—Market Price and Dividend Information” in the Prospectus, which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is the subject company. Reference is made to the information set forth under the headings “Summary—The Companies” and “Security Ownership of Certain Beneficial Owners and Management of CBS and Outdoor Americas” in the Prospectus, which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. Reference is made to the information set forth under the headings “Questions and Answers About the Exchange Offer,” “The Transaction,” “The Exchange Offer,” “Potential Additional Distribution of Outdoor Americas Common Stock,” “Material U.S. Federal Income Tax Consequences of the Split-Off” and “Comparison of Stockholder Rights” in the Prospectus, which is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of CBS Class B common stock who validly tender and do not validly withdraw their shares of CBS Class B common stock in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of CBS who is a holder of shares of CBS Class B common stock may participate in the Exchange Offer on the same terms and conditions as all other CBS stockholders. Reference is made to the information set forth under the headings “Questions and Answers About the Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth under the headings “Executive Compensation,” “Securities Ownership of Certain Beneficial Owners and Management,” “Summary Compensation Table for Fiscal Year 2013” and “Grants of Plan-Based Awards During 2013” in CBS’s Definitive Proxy Statement relating to its Annual Meeting of Shareholders, filed on April 11, 2014, and under the headings “Agreements Between CBS and Outdoor Americas and Other Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management of CBS and Outdoor Americas—CBS” in the Prospectus, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. Reference is made to the information under the heading “The Transaction—Reasons for the Exchange Offer” in the Prospectus, which is incorporated herein by reference.

(b) Use of Securities Acquired. The shares of CBS Class B common stock acquired by CBS in the Exchange Offer will be held as treasury stock, unless and until retired or used for other purposes.

(c) Plans. Reference is made to the information set forth under the headings “Summary—The Exchange Offer,” “The Exchange Offer” and “The Transaction” in the Prospectus, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Reference is made to the information set forth under the headings “Summary—The Exchange Offer,” “The Exchange Offer” and “The Transaction” in the Prospectus, which is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. Reference is made to the information set forth under the heading “Security Ownership of Certain Beneficial Owners and Management of CBS and Outdoor Americas” in the Prospectus, which is incorporated herein by reference.

(b) Securities Transactions. Based on the information available to CBS as of June 10, 2014, the following table sets forth the transactions in CBS common stock by CBS and directors and executive officers of CBS in the past 60 days(1):

Name	Transaction Date	Number and Type of Securities	Description of Transaction

Anthony G. Ambrosio	05-23-14	28,000 shares of Class B Common Stock	Exercise of stock options (at exercise price of $23.96) and sale of underlying shares (at a price of $60.31), pursuant to a Rule 10b5-1 trading plan.

	06-03-14	14,000 shares of Class B Common Stock	Exercise of stock options (at exercise price of $23.96) and sale of underlying shares (at a price of $60.15), pursuant to a Rule 10b5-1 trading plan.

David R. Andelman	05-26-14	20 shares of CBS Class B Common Stock	Automatic acquisition of Restricted Share Units (RSUs) (at a price of $60.75) in connection with previously deferred RSUs under the director deferral arrangements.

Joseph A. Califano, Jr.	05-19-14	5,093 shares of Class B Common Stock	Exercise of stock options (at exercise price of $29.32) and sale of underlying shares (at a price of $57.37).

	05-26-14	20 shares of Class B Common Stock	Automatic acquisition of RSUs (at a price of $60.75) in connection with previously deferred RSUs under the director deferral arrangements.

CBS Corporation	04-12-14 to 06-10-14(2)	6,308,400 shares of Class B Common Stock	Purchase of shares pursuant to a Rule 10b5-1 purchase agreement and in open market transactions.

	04-22-14(3)	4,959,610 shares of Class B Common Stock	Purchase of shares pursuant to final settlement of an accelerated share repurchase transaction.

William S. Cohen	05-26-14	20 shares of Class B Common Stock	Automatic acquisition of RSUs (at a price of $60.75) in connection with previously deferred RSUs under the director deferral arrangements.

Linda M. Griego	05-28-14	10,769 shares of Class B Common Stock	Exercise of 5,093 stock options (at exercise price of $25.20) and sale of 10,769 shares of Class B Common Stock (at a price of $60.08) (including 5,093 shares acquired upon exercise of such stock options).

Joseph R. Ianniello	06-04-14	3,380 shares of Class B Common Stock	Acquisition of a net of 3,380 shares of CBS Class B Common Stock upon vesting of 7,635 previously issued RSUs, less 4,255 shares that were withheld for tax withholding (the closing price of June 4, 2014 was $59.84).

Leslie Moonves	05-01-14	187,500 shares of Class B Common Stock	Exercise of stock options (at exercise price of $28.70) and sale of underlying shares (at a price of $57.69), pursuant to a Rule 10b5-1 trading plan.

	05-02-14	187,500 shares of Class B Common Stock	Exercise of stock options (at exercise price of $28.70) and sale of underlying shares (at a price of $57.35), pursuant to a Rule 10b5-1 trading plan.

	05-29-14	300,000 shares of Class B Common Stock	Exercise of stock options (at exercise price of $13.09) and sale of underlying shares (at a price of $60.09).

	05-30-14	300,000 shares of Class B Common Stock	Exercise of stock options (at exercise price of $13.09) and sale of underlying shares (at a price of $59.60).

Sumner M. Redstone	05-12-14	1,500,000 shares of Class B Common Stock	Exercise of stock options (at exercise prices from $15.39 to $30.21) and sale of underlying shares (at a price of $57.22).

	05-13-14	1,382,214 shares of Class B Common Stock	Exercise of stock options (at exercise prices from $5.20 to $15.39) and sale of underlying shares (at prices from $56.91 to $57.56).

	05-14-14	1,519,708 shares of Class B Common Stock	Exercise of stock options (at exercise prices from $5.20 to $23.19) and sale of underlying shares (at prices from $56.09 to $56.98).

	05-28-14	47,800 notional shares of Class B Common Stock	Notional exercise of 47,800 stock options equivalents (at exercise price of $30.21) pursuant to a Rule 10b5-1 trading plan, resulting in a credit to Mr. Redstone’s deferred compensation account equal to the difference between the closing price of the Class B Common Stock ($60.48) and the exercise price.

	05-28-14	2,781 Phantom Class B Common Stock units	Acquisition (at a price of $60.48) in connection with the notional exercise of stock option equivalents.

	06-03-14	3,109 Phantom Class B Common Stock Units	Disposition (at a price of $59.62) from excess 401(k) and deferred compensation accounts.

	06-04-14	47,800 notional shares of Class B Common Stock	Notional exercise of 47,800 stock options equivalents (at exercise price of $30.21) pursuant to a Rule 10b5-1 trading plan, resulting in a credit to Mr. Redstone’s deferred compensation account equal to the difference between the closing price of the Class B Common Stock ($59.84) and the exercise price.

Gil Schwartz	04-15-14	7,188 shares of Class B Common Stock	Exercise of stock options (at exercise price of $23.96) and sale of underlying shares (at prices from $58.64 to $59.27), pursuant to a Rule 10b5-1 trading plan.

	05-20-14	7,188 shares of Class B Common Stock	Exercise of stock options (at exercise price of $23.96) and sale of underlying shares (at a price of $57.30), pursuant to a Rule 10b5-1 trading plan.

(1)	Prices per share shown in connection with the sale of shares of CBS Class B common stock underlying exercised stock options are weighted average prices.
(2)	From April 12 to June 10, 2014, CBS Corporation repurchased an aggregate of 6,308,400 shares of CBS Class B Common Stock at a weighted average price of $58.31 per share pursuant to a Rule 10b5-1 purchase agreement and in open market transactions.
(3)	On April 22, 2014, CBS Corporation received 4,959,610 shares of CBS Class B Common Stock pursuant to the final settlement of a $1.5 billion accelerated share repurchase transaction entered into on February 13, 2014. The price per share of $58.43 was determined based on a volume-weighted average share price of the CBS Class B Common Stock during the term of the transaction less a negotiated discount.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. Reference is made to the information set forth under the heading “The Exchange Offer—Fees and Expenses” in the Prospectus, which is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. Reference is made to the information set forth under the headings “Summary—CBS Selected Consolidated Financial Data” and “Incorporation by Reference” in the Prospectus, which is incorporated herein by reference. The financial information included as Item 8 and Exhibit 12 in CBS’s Annual Report on Form 10-K for the annual period ending December 31, 2013, as well as the financial statements and other financial information included as Part I—Item 1 and Exhibit 12 in CBS’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, are incorporated herein by reference.

(b) Pro Forma Information. Pro forma financial information for CBS and Outdoor Americas giving effect to certain transactions, including, among other transactions, the Exchange Offer, have been included in the Prospectus. Reference is made to the information set forth under the headings “CBS Corporation Unaudited Pro Forma Condensed Consolidated Financial Statements” and “CBS Outdoor Americas Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements” in the Prospectus, which is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) Reference is made to the information set forth under the headings “Summary,” “The Exchange Offer” and “The Transaction” and “Business of Outdoor Americas” in the Prospectus, which is incorporated herein by reference.

(3) Reference is made to the information set forth under the headings “Summary” and “The Transaction” in the Prospectus, which is incorporated herein by reference.

(4) Not applicable.

(5) None.

(b) Other Material Information. Reference is made to the information set forth in the Prospectus, which is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal and Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99.1 to CBS Outdoor Americas Inc.’s Registration Statement on Form S-4 (Registration No. 333-196652), filed with the SEC on June 11, 2014 (the “Registration Statement”)).

(a)(1)(ii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Notice to Participants in CBS 401(k) Plan (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(vii)	Form of Notice to Participants in Outdoor 401(k) Plan (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(1)(viii)	Form of Notice of Conditional Exercise (incorporated by reference to Exhibit 99.8 to the Registration Statement).

(a)(4)(i)	Press Release by CBS Corporation, dated June 11, 2014 (incorporated by reference to CBS Corporation’s Form 425 filing with the SEC on June 11, 2014).

(a)(4)(ii)	Prospectus, dated June 11, 2014 (incorporated by reference to the Registration Statement).

(h)(i)	Tax Opinion of Wachtell, Lipton, Rosen & Katz (incorporated by reference to Exhibit 8.1 to the Registration Statement).

(h)(ii)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (incorporated by reference to Exhibit 8.2 to the Registration Statement).

(h)(iii)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (incorporated by reference to Exhibit 8.3 to the Registration Statement).

Item 13.

Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2014

CBS CORPORATION

By:	/s/ Joseph R. Ianniello
Name:	Joseph R. Ianniello
Title:	Chief Operating Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal and Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99.1 to CBS Outdoor Americas Inc.’s Registration Statement on Form S-4 (Registration No. 333-196652), filed with the SEC on June 11, 2014 (the “Registration Statement”)).

(a)(1)(ii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Notice to Participants in CBS 401(k) Plan (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(vii)	Form of Notice to Participants in Outdoor 401(k) Plan (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(1)(viii)	Form of Notice of Conditional Exercise (incorporated by reference to Exhibit 99.8 to the Registration Statement).

(a)(4)(i)	Press Release by CBS Corporation, dated June 11, 2014 (incorporated by reference to CBS Corporation’s Form 425 filing with the SEC on June 11, 2014).

(a)(4)(ii)	Prospectus, dated June 11, 2014 (incorporated by reference to the Registration Statement).

(h)(i)	Tax Opinion of Wachtell, Lipton, Rosen & Katz (incorporated by reference to Exhibit 8.1 to the Registration Statement).

(h)(ii)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (incorporated by reference to Exhibit 8.2 to the Registration Statement).

(h)(iii)	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (incorporated by reference to Exhibit 8.3 to the Registration Statement).